

Mail Stop 3720

December 18, 2008

Mr. Michael T. Prior
President and Chief Executive Officer
Atlantic Tele-Network, Inc.
10 Derby Square
Salem, Massachusetts 01970

> **RE:** **Atlantic Tele-Network, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 17, 2008**
> **File No. 001-12593**

Dear Mr. Prior:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Front Cover Page

1. In future filings, please revise your disclosure to reflect your correct Commission File Number. The correct file number is 001-12593.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Elements of Compensation, page 23

Annual Cash Bonus, page 24

2. We note that annual cash bonus awards are tied to the achievement of specified company, stock price and individual performance goals. In future filings, please disclose, for each named executive officer, the performance goals and weight given to the achievement of the performance goals. In addition, disclose the performance targets and threshold levels for the goals. See Regulation S-K Item 402(b)(v), (vi) and (vii). If you believe that such disclosure is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. If you believe you have a sufficient basis to keep the information confidential, disclose in future filings how difficult it would be for the executive or how likely it would be for you to achieve the undisclosed performance goal. Please note that general statements regarding the level of difficulty or ease associated with achieving the goals are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the performance goals, provide as much detail as necessary without providing information that would result in competitive harm. For further guidance, please refer to Question 118.04 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

3. We note your disclosure, "the Compensation Committee and the Board always have discretion to determine the extent to which bonuses will be paid or not, regardless of whether the pre-established criteria are fully achieved, partially achieved or not at all." Discuss whether discretion was exercised by the board or compensation committee either to award compensation absent attainment of the relevant performance goal(s) or to reduce or increase the size of an award. Identify any particular exercise of discretion, and state whether it applied to one or more specified named executive officers or to all compensation subject to the relevant performance goal(s). Please refer to Regulation S-K Item 402(b)(2)(vi).

4. Please discuss how the compensation committee arrived at its determination to pay each named executive officer the amount of cash bonus awarded. While you discuss the determinations with respect to the company's Chief Executive Officer and Chief Financial Officer, you do not provide any discussion or analysis with respect to the other named executive officers.

Summary Executive Compensation Table, page 29

5. It appears that amounts that you have characterized as bonus awards to your executive officers are based on satisfaction of performance targets that were pre-established and communicated to your executives. Therefore, in future filings, it appears that you should report these awards in your Summary Compensation Table as non-equity incentive plan awards. Amounts disclosed under the bonus column should only be awards that were purely

discretionary without correlation to satisfaction of specific performance measures. For further guidance, see Question 119.02 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml#regs-k.

6. In future filings, please provide appropriate footnote disclosure regarding the assumptions made in the valuation for awards reported in the Option Awards column and the Stock Awards column for all fiscal years presented. See the Instruction to Regulation S-K Item 402(c)(2)(v) and (vi). For further guidance, see Question 119.04 in our Regulation S-K Compliance and Disclosure Interpretations.

7. Please tell us in your response letter where you included in the Summary Compensation Table the purchase by the company of Mr. Kreisher's restricted stock that immediately vested on September 17, 2007 in exchange for your payment of Mr. Kreisher's tax obligations.

Director Compensation, page 32

8. We note your disclosure in footnote 1 discussing assumptions used in calculating the amounts of the awards granted pursuant to your 2005 Restricted Stock and Incentive Plan. Please confirm in your response letter that footnote 1 was intended to supplement the column titled "Stock Awards." In future filings, please provide this information in a footnote to the correct column.

9. We note your disclosure on page 33 that directors receive dividend equivalents on their stock units equal to 115% of the value of dividends paid on your common stock. Please tell us in your response letter where the dividend equivalents are reflected in the director compensation table.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Reid Hooper, Staff Attorney, at (202) 551-3359, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me, at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director